EXHIBIT 11

Computation of per share earnings (loss)

Income (loss) per share of common stock is computed using weighted average shares outstanding for each period, adjusted retroactively for stock splits. Warrants and stock options have not been reflected in the computation of weighted average shares because they are anti-dilutive.

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